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                             January 29, 2021

       Brandon Dutch Mendenhall
       President and Chief Executive Officer
       RAD Diversified REIT, Inc.
       211 N. Lois Avenue
       Tampa, FL 33609

                                                        Re: RAD Diversified
REIT, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 2
                                                            Filed January 21,
2021
                                                            File No. 024-11020

       Dear Mr. Mendenhall:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 2 to Form 1-A Filed January 21, 2021

       General

   1. We note your response to comment 1. Please file the rescission offer Form 1-A before qualification of this
post-qualification amendment. In your rescission offer 1-A, please ensure that the
disclosure clearly indicates how the company will fund the offer. In this regard, please consider
the accounting guidance and disclosure requirements in ASC 450 relating to contingent
liabilities.
       Results of Operation, page 90

   2. We note your response to comment 3. Please tell us how you considered the guidance in
                                                        ASC 250 in light of the
error correction to your previously issued financial statements.
 Brandon Dutch Mendenhall
FirstName  LastNameBrandon
RAD Diversified  REIT, Inc. Dutch Mendenhall
Comapany
January 29,NameRAD
            2021     Diversified REIT, Inc.
January
Page 2 29, 2021 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Fanni Koszeg